                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                             ATWOOD OCEANICS, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   050095108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Joel W. Messing - Assistant General Counsel
            CIGNA Corporation, Hartford, CT 06152   (203) 726-5445
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 12, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D IS RESTATED IN ITS ENTIRETY PURSUANT TO RULE 101 OF REGULATION S-T. THE EFFECTED PORTIONS REQUIRING AMENDMENT ARE IN ITEM 5.


                                                              Page 1 of 24 Pages

                                  SCHEDULE 13D

CUSIP NO. 050095108                                           Page 2 of 24 Pages
________________________________________________________________________________
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CIGNA Corporation
         06-1059331
________________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                           /a/
                                                                           /b/
________________________________________________________________________________
3)       SEC Use Only

________________________________________________________________________________
4)       Source of Funds (See Instructions)

         N/A
________________________________________________________________________________
5)       Check Box if Disclosure of Legal Proceedings is Required  /  /
         Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6)       Citizenship or Place of Organization

         Delaware
________________________________________________________________________________

                         (7)   Sole Voting Power                    0
Number of               ________________________________________________________
Shares
Beneficially             (8)   Shared Voting Power                  261,402
Owned                   ________________________________________________________
by Each
Reporting                (9)   Sole Dispositive Power               0
Person                  ________________________________________________________
With
                        (10)   Shared Dispositive Power             261,402
________________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         261,402
________________________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                           /  /
________________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         4.0%
________________________________________________________________________________
14)      Type of Reporting Person (See Instructions)

         HC, CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP NO. 050095108                                           Page 3 of 24 Pages
________________________________________________________________________________
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Insurance Company of North America
         23-0723970
________________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                           /a/
                                                                           /b/
________________________________________________________________________________
3)       SEC Use Only

________________________________________________________________________________
4)       Source of Funds (See Instructions)

         N/A
________________________________________________________________________________
5)       Check Box if Disclosure of Legal Proceedings is Required /  /
         Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6)       Citizenship or Place of Organization

         Pennsylvania
________________________________________________________________________________

                         (7)   Sole Voting Power                    0
Number of              _________________________________________________________
Shares
Beneficially             (8)   Shared Voting Power                  261,402
Owned                  _________________________________________________________
by Each
Reporting                (9)   Sole Dispositive Power               0
Person                 _________________________________________________________
With
                        (10)   Shared Dispositive Power             261,402
________________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         261,402
________________________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                           /  /

________________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         4.0%
________________________________________________________________________________
14)      Type of Reporting Person (See Instructions)

         CO, IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP NO. 050095108                                           Page 4 of 24 Pages
________________________________________________________________________________
1)       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Philadelphia Investment Corporation of Delaware
         23-2126061
________________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                           /a/
                                                                           /b/
________________________________________________________________________________
3)       SEC Use Only
________________________________________________________________________________
4)       Source of Funds (See Instructions)

         N/A
________________________________________________________________________________
5)       Check Box if Disclosure of Legal Proceedings is Required          /  /
         Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6)       Citizenship or Place of Organization

         Delaware
________________________________________________________________________________

                         (7)   Sole Voting Power                    0
Number of              _________________________________________________________
Shares
Beneficially             (8)   Shared Voting Power                  261,402
Owned                  _________________________________________________________
by Each
Reporting                (9)   Sole Dispositive Power               0
Person                 _________________________________________________________
With
                        (10)   Shared Dispositive Power             0
________________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         261,402
________________________________________________________________________________
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                           /  /
________________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         4.0%
________________________________________________________________________________
14)      Type of Reporting Person (See Instructions)

         CO
________________________________________________________________________________

                        Amendment No. 3 to Schedule 13D



    This Amendment No. 3 hereby amends Item 5 of the statement on Schedule 13D as originally filed on October 9, 1990 ("Original Statement"), and as amended on August 8, 1991 ("Amendment No. 1"), and on February 27, 1992 ("Amendment No. 2"), with respect to the common stock, par value $ 1.00 per share, of Atwood Oceanics, Inc.

    Except where otherwise indicated in Item 5, the text of this Amendment No. 3 is a restatement of the text of the Original Statement as previously amended by Amendment No. 1 and Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Atwood Oceanics, Inc., a Texas corporation ("Issuer"). The address of the principal executive offices of the Issuer is:

                  15835 Park Ten Place Drive
                  P.O. Box 218350
                  Houston, Texas 77218

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Philadelphia Investment Corporation of Delaware, a Delaware corporation ("PICD"), Insurance Company of North America, a Pennsylvania corporation ("INA"), and CIGNA Corporation, a Delaware corporation ("CIGNA," and together with PICD and INA, the "Reporting Persons"). PICD, INA and CIGNA have agreed to file a joint statement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934. A copy of the Joint Filing Agreement is attached hereto as Exhibit G. PICD and INA are indirect wholly-owned subsidiaries of CIGNA.

         (b) The address of the principal business and the address of the principal office of PICD is:

                  One Beaver Valley Road
                  Wilmington, Delaware 19850

         The address of the principal business and the address of the principal office of CIGNA is:

                  One Liberty Place
                  1650 Market Street
                  Philadelphia, Pennsylvania 19192





                                                              Page 5 of 24 Pages

         The address of the principal business and the address of the principal office of INA is:

                  Two Liberty Place
                  1601 Chestnut Street
                  Philadelphia, Pennsylvania 19192

         Attached hereto as Schedule 1 and incorporated by reference herein is a list of all executive officers and directors of each Reporting Person, together with the address, principal occupation or employment, and citizenship of each person listed thereon.

         (c) PICD is a holding company which, through its subsidiaries, invests in oil and gas properties and related service industry interests.

                  INA is licensed to underwrite all lines of property and casualty insurance and reinsurance. INA also provides related insurance services (e.g. loss control services).

                  CIGNA is a holding company which, through its subsidiaries, provides insurance and related financial services.

         (d) and (e)      During the past five years, none of the Reporting
Persons nor any person listed on Schedule 1 was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) PICD and CIGNA are corporations incorporated under the laws of the State of Delaware. INA is a corporation incorporated under the laws of the State of Pennsylvania. All persons named on Schedule 1, except Mr. David W. Johnson, are citizens of the United States. Mr. David W. Johnson is a citizen of Australia.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         PICD purchased the Common Stock reported in Item 5 of this statement for $10,090,903.72. The source of the funds used in making this purchase was a line of credit (the "Line of Credit") provided to PICD by CIGNA Holdings, Inc., a wholly-owned subsidiary of CIGNA (the "Lender"), a copy of which is attached hereto as Exhibit B. The Line of Credit provides up to $20,000,000 for PICD's use. At the Lender's option, the loans are made under either (i) an average cost of funds basis, in which case the loans are payable on demand and bear interest at the average cost of short term funds incurred by CIGNA plus .25% per annum, or (ii) a fixed rate and maturity basis, in which case the loans have a maturity of not more than 270 days and bear interest at a rate equivalent to the interest rate(s) associated





                                                              Page 6 of 24 Pages
with CIGNA's issuance of commercial paper of equivalent maturities plus .25% per annum. There are no conditions precedent to making loans under the Line of Credit other than the execution and delivery of the Line of Credit documents and the notification of the Lender by PICD of its desire to borrow funds.
There are no restrictions or affirmative duties concerning the operations or properties of PICD imposed under the Line of Credit. Loans made under the Line of Credit are unsecured. The Line of Credit can be terminated immediately by the Lender upon an Event of Default (as defined in the Line of Credit) or by either party upon at least 30 day's prior written notice.

         INA purchased the Common Stock reported in Item 5 of this statement from PICD at the market value of the Common Stock on February 25, 1992 for an aggregate consideration of $5,754,370.50. The funds for INA's purchase of the Common Stock were obtained from invested assets available for reinvestment.


ITEM 4.  PURPOSE OF TRANSACTION.

         PICD purchased the Common Stock reported in Item 5 of this statement from the Issuer pursuant to a Closing Agreement dated September 26, 1990, a copy of which is attached as Exhibit C (the "Closing Agreement"). PICD purchased the Common Stock as part of a group of transactions the purpose of which was to provide for the ongoing operation, funding, and management of certain limited partnerships in which affiliates of PICD and the Issuer own interests. The specific purpose of PICD's purchase of Common Stock was to provide the Issuer with cash to be used in meeting its obligations under these transactions and the Closing Agreement. PICD plans to hold the Common Stock as an investment, and except as described in Item 6 below, does not plan to change or influence the management of the Issuer, increase its interest in the Issuer, or dispose of securities of the Issuer.

         Pursuant to the Closing Agreement, the Issuer agreed: (i) to register the Common Stock owned by PICD or any of its affiliates by filing one or more "shelf" registration statements under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), during a certain time period following the Issuer's fiscal year ended September 30, 1990 and (ii) to include certain shares of the Common Stock held by PICD in any future underwritten public offering of the Common Stock. In accordance with the terms of the Closing Agreement, the Issuer filed a Registration Statement (No. 33-39993) on Form S-3 (the "Registration Statement") to register the resale of the Common Stock owned by PICD. Amendment No. 1 to the Registration Statement was filed by the Issuer with the Securities and Exchange Commission on August 9, 1991. In connection with the registration of such shares of Common Stock, PICD and the Issuer entered into a Distribution Agreement (the "Distribution Agreement") dated as of August 8, 1991. The Distribution Agreement contains provisions which govern certain of PICD's and the Issuer's rights and obligations with respect to the registration of Common Stock made pursuant to the Closing Agreement.





                                                              Page 7 of 24 Pages

         Among other things, the Distribution Agreement provides that if the Issuer pursues an underwritten public offering of its Common Stock and, due to a need to limit the size of the offering, the amount of Common Stock to be offered for the account of PICD is reduced, then PICD or any affiliate of PICD holding Common Stock registered pursuant to the shelf registration rights granted in the Closing Agreement ("Holder") agrees not to sell or otherwise dispose of such Common Stock (other than those included in the registration) for a certain period of time without the prior consent of the Issuer or the underwriters. Further, under the Distribution Agreement, the Issuer and PICD and each Holder have agreed generally to indemnify each other and specified other persons with respect to certain matters related to the registration of the Common Stock held by PICD or its affiliates. The Distribution Agreement also imposes contribution obligations on PICD and each Holder under certain circumstances in the event that the indemnification provisions are unenforceable. The foregoing descriptions of the Distribution Agreement and the Closing Agreement are qualified in their entirety by the complete text of the documents. The Closing Agreement appears as Exhibit C to the Original Statement. A copy of the Distribution Agreement is set forth as Exhibit E hereto and incorporated herein by reference.

         PICD has reviewed its investment in the Issuer and intends to evaluate such investment on a continuing basis. In connection with such continuing review, PICD requested that the Issuer take steps to comply with the "shelf" registration rights provided for in the Closing Agreement pursuant to which the Registration Statement was filed, and depending upon certain other factors, including general economic and financial conditions, PICD may in the future decide to dispose of all or a portion of its holdings of Common Stock. Sales or dispositions, if made pursuant to the Registration Statement, may be through underwriters or dealers, through agents, or directly to one or more purchasers depending upon the course of action PICD pursues, market conditions and other factors. At such time as Rule 144 under the Securities Act becomes available to PICD, PICD may sell the Common Stock either under Rule 144 or pursuant to the Registration Statement. For internal management and asset control purposes of CIGNA, the shares of Common Stock held by PICD may be transferred from PICD to another subsidiary or indirect subsidiary of CIGNA. In addition, PICD or other affiliates of CIGNA may purchase additional shares of Common Stock.

         On February 26, 1992, INA purchased the Common Stock reported in Item 5 of this statement from PICD pursuant to resolutions adopted by the Executive Committee of the Board of Directors of INA on August 14, 1991 and by the Board of Directors of PICD on September 19, 1991 ("Stock Resolutions"), copies of which are attached hereto as Exhibit H. The purpose of the sale of the Common Stock was to enable PICD to repay certain outstanding loans. The Common Stock owned by INA has been acquired for investment purposes. INA will evaluate its investment in the Common Stock on a continuing basis, and depending upon certain factors, including general economic and financial conditions, INA may in the future decide to dispose of all or a portion of its holdings of Common Stock. For internal management and asset control purposes of CIGNA, the shares of Common Stock held by INA may be transferred from INA to another subsidiary or indirect subsidiary of CIGNA. In addition, INA or other affiliates of CIGNA may purchase additional shares of Common Stock.





                                                              Page 8 of 24 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The following paragraph (a) replaces in its entirety paragraph (a) of the Original Statement, as amended by Amendment No. 1 and Amendment No 2:

         (a) As of the date of the Original Statement, PICD directly owned 584,981 shares of Common Stock, all of which were purchased pursuant to the Closing Agreement, which represented 8.9% of the shares of Common Stock then outstanding (according to publicly available information and including the shares purchased by PICD).

                  As of the date of Amendment No. 1, PICD directly owned 561,402 shares of Common Stock, which represented 8.5% of the shares of Common Stock then outstanding (according to publicly available information), following PICD's exercise of its right under the Closing Agreement to put certain shares of Common Stock to the Issuer and the resulting repurchase by the Issuer of 23,579 shares at a purchase price of $17.25 per share.

                  As of the date of Amendment No. 2, INA directly owned 561,402 shares of Common Stock, which represented 8.5% of the shares of Common Stock then outstanding (according to publicly available information), following INA's purchase of such shares from PICD on February 26, 1992 pursuant to the Stock Resolutions, and PICD owned no shares of Common Stock directly.

                  As of the date hereof, INA directly owns 261,402 shares of Common Stock, which represents 4.0% of the 6,582,613 shares of Common Stock outstanding as of December 31, 1994 as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1995 filed with the Securities and Exchange Commission.

                  PICD, through its right to nominate a director to the Issuer's Board of Directors pursuant to the Shareholders' Agreement and the Closing Agreement, may be deemed to beneficially own the shares of Common Stock directly owned by INA.

                  CIGNA, through its indirect ownership of INA, may also be deemed to have beneficial ownership of the Common Stock directly owned by INA.

         (b) INA has the power to vote, direct the vote, dispose of, and direct the disposition of the shares of Common Stock through INA's direct ownership of the Common Stock. PICD has the right to nominate a director to the Issuer's Board of Directors pursuant to the Shareholders' Agreement and the Closing Agreement. Pursuant to such right, PICD may be deemed to have shared power to vote or direct the vote of the Common Stock owned by INA. CIGNA, through its indirect ownership of INA, may be deemed to have shared power to vote, direct the vote, dispose of and direct the disposition of the shares of Common Stock owned by INA.





                                                              Page 9 of 24 Pages

The following paragraph (c) replaces in its entirety paragraph (c) of the Original Statement, as amended by Amendment No. 1 and Amendment No. 2:

         (c) On June 12, 1995, INA sold 300,000 shares of Common Stock pursuant to the Registration Statement to a single purchaser at a price per share of $14.75. No other transactions in the Common Stock have been effected during the past 60 days by any of the Reporting Persons.

         (d) Except as described in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.


The following paragraph (e) replaces in its entirety paragraph (e) of the Original Statement, as amended by Amendment No. 1 and Amendment No. 2:

         (e) Upon settlement of the sale described in Item 5(c) above on June 14, 1995, INA ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         PICD has the right, pursuant to the Closing Agreement, to nominate one person to be a member of the Issuer's board of directors, and the Issuer has the obligation to include such nominee in the slate of nominees recommended by the management of the Issuer. PICD has selected Robert W. Burgess, an Officer of CIGNA, as its nominee.

         PICD entered into a Shareholders' Agreement (the "Shareholders' Agreement") dated as of September 26, 1990 with Helmerich and Payne, Inc., a Delaware corporation ("H&P"), and Helmerich and Payne International Drilling Co., a Delaware corporation ("HPID"), a copy of which is attached as Exhibit D, pursuant to which H&P and HPID agreed, for so long as PICD or any of its affiliates own any shares of Common Stock, to vote all of the shares of Common Stock they own (approximately 27.9% of the outstanding Common Stock according to publicly available information) in favor of the election of a PICD nominee to the Issuer's board of directors.

         The Shareholders' Agreement also provides that without the consent of PICD, H&P and HPID, individually and collectively, will not engage in any transaction or series of transactions, the effect of which would be to reduce H&P's and HPID's cumulative ownership of Common Stock to less than 20% of the outstanding Common Stock. If H&P or HPID does enter into such a transaction, or if either otherwise suffer a dilution of their cumulative ownership to less than 20% of the outstanding Common Stock, then H&P and HPID will obtain an option for PICD to sell its Common Stock concurrently with, and on terms similar to, such transaction. The Shareholders' Agreement has a term of ten years.





                                                             Page 10 of 24 Pages

                 The Closing Agreement provides that the Issuer shall sell to PICD and PICD shall purchase from the Issuer a certain number of shares of Common Stock at a purchase price of $17.25 per share. The specific number of shares is to be based on the level of capital expenses incurred by the Issuer relating to limited partnerships of which affiliates of PICD are limited partners and of which affiliates of the Issuer are the general partners and limited partners (the "Partnerships"). The Issuer is required to apply the proceeds of such sales to such capital expenses.

                 The Closing Agreement also provides that at PICD's option, the Issuer shall purchase shares of Common Stock owned by PICD at a purchase price of $17.25 per share. The number of shares subject to this option will vary depending on the level of capital expenses funded by PICD relating to the Partnerships.

                 The Closing Agreement provides PICD with certain rights regarding the registration under the Securities Act of 1933 of the Common Stock owned by it.

                 The information provided in Item 4 above relating to the Distribution Agreement is incorporated by reference herein. On March 11, 1991 the Issuer, PICD and certain other entities which are parties thereto, executed a Memorandum of Correction to Closing Agreement and Amended and Restated Funding Agreement ("Memorandum of Correction") that has not previously been filed as an exhibit. The Memorandum of Correction, among other things, corrects certain errors in the Closing Agreement. A copy of the Memorandum of Correction is set forth as Exhibit F hereto and incorporated herein by reference.

                 On December 20, 1991, the Issuer, PICD and certain other entities which are parties thereto, executed an Amendment to Closing Agreement ("Amendment to Closing Agreement"), pursuant to which certain rights granted to PICD under the Closing Agreement are extended to the affiliates of PICD which own Common Stock. A copy of the Amendment to Closing Agreement is set forth as
Exhibit I hereto and incorporated herein by reference.

                 PICD, Helmerich and Payne, Inc., a Delaware corporation ("H&P"), and Helmerich and Payne International Drilling Co., a Delaware corporation ("HPID"), executed an Amendment to Shareholders' Agreement ("Amendment to Shareholders' Agreement") on December 20, 1991, a copy of which is attached hereto as Exhibit J and incorporated herein by reference. The Amendment to Shareholders' Agreement extends certain rights granted to PICD under the Shareholders' Agreement to the affiliates of PICD which own Common Stock.





                                                             Page 11 of 24 Pages

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Line of Credit

         Exhibit C - Closing Agreement

         Exhibit D - Shareholders' Agreement

         Exhibit E - Distribution Agreement

         Exhibit F - Memorandum of Correction

         Exhibit G - Joint Filing Agreement

         Exhibit H - Stock Resolutions

         Exhibit I - Amendment to Closing Agreement

         Exhibit J - Amendment to Shareholders' Agreement



                              Page 12 of 24 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                     CIGNA CORPORATION


 June 19, 1995                       By: /s/ David C. Kopp
- --------------                          ---------------------------------------
    Date                                   Name:  David C. Kopp
                                           Title: Assistant Corporate Secretary





                                                             Page 13 of 24 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                     INSURANCE COMPANY OF NORTH AMERICA


  June 19, 1995                      By: /s/ David C. Kopp
- -----------------                       ---------------------------------------
     Date                                   Name:  David C. Kopp
                                            Title: Assistant Corporate Secretary





                                                             Page 14 of 24 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                     PHILADELPHIA INVESTMENT CORPORATION OF
                                     DELAWARE


  June 19, 1995                      By: /s/ William C. Hartman
- -----------------                       ---------------------------------------
     Date                                   Name:  William C. Hartman
                                            Title: President





                                                             Page 15 of 24 Pages

                                   SCHEDULE 1

                 OFFICERS AND DIRECTORS OF PICD, INA AND CIGNA


                               CIGNA CORPORATION



 DIRECTORS
 ---------
                                            Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 ROBERT P. BAUMAN                       SB House                         Chief Executive,                   USA
                                        Great West Road                  SmithKline
                                        Brentford                        Beecham p.l.c.
                                        Middelsex TW8 9BD                (a manufacturer of
                                        England                          pharmaceuticals and
                                                                         health care products)

 EVELYN BEREZIN                         10 Tinker Lane                   Venture Capital                    USA
                                        East Setauket, NY 11733          Consultant

 ALFRED C. DECRANE, JR.                 2000 Westchester Ave.            Chairman of the Board,             USA
                                        White Plains, NY 10650           Texaco, Inc. (an
                                                                         integrated oil, gas and
                                                                         chemical manufacturer)

 JAMES F. ENGLISH, JR.                  777 Prospect Avenue              President Emeritus,                USA
                                        West Hartford, CT 06105          Trinity College

 DAVID W. JOHNSON                       Campbell Place                   President and Chief                Australia
                                        Camden, NJ 08103                 Executive Officer,
                                                                         Campbell Soup Company (a
                                                                         manufacturer of prepared
                                                                         foods)

 FRANK S. JONES                         Massachusetts Institute          Ford Professor of Urban            USA
                                          of Technology                  Affairs, Massachusetts
                                        Building 3, Room 401             Institute of Technology
                                        Cambridge, MA  02139

 ROBERT D. KILPATRICK                   James Center III                 Retired Chairman of the            USA
                                        1051 E. Cary Street              Board, CIGNA Corporation
                                        Suite 1208
                                        Richmond, VA  23219

 GERALD D. LAUBACH                      50 East 89th Street              Retired President,                 USA
                                        New York, NY 10128               Pfizer Inc. (as
                                                                         manufacturer of
                                                                         pharmaceuticals)





                                                             Page 16 of 24 pages

                               CIGNA CORPORATION
                                  (CONTINUED)


                                            Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 PAUL F. OREFFICE                       2030 Willard H. Dow              Chairman of the Board,             USA
                                        Center                           The Dow Chemical Company
                                        Midland, MI 48674                (a manufacturer of
                                                                         chemicals, metals,
                                                                         plastics and other
                                                                         products)

 CHARLES R. SHOEMATE                    International Plaza              Chairman and Chief                 USA
                                        Englewood Cliffs, NJ             Executive Officer, CPC
                                        07632                            International Inc. (a
                                                                         manufacturer of food
                                                                         products)

 WILSON H. TAYLOR                       One Liberty Place                Chairman of the Board              USA
                                        1650 Market Street               and Chief Executive
                                        Philadelphia, PA 19192           Officer, CIGNA
                                                                         Corporation

 HICKS B. WALDRON                       242 Trumbull St.                 Retired Chairman and               USA
                                        Hartford, CT 06103               Chief Executive Officer,
                                                                         Avon Products Inc. (a
                                                                         manufacturer of beauty
                                                                         products)

 EZRA K. ZILKHA                         30 Rockfeller Plaza              President, Zilkha & Sons,          USA
                                        Room 4220                        Inc. (an investment
                                        New York, NY 10112-0153          company)

 EXECUTIVE OFFICERS
 ------------------

 CALEB L. FOWLER                        Two Liberty Place                Executive Vice President,          USA
                                        1601 Chestnut Street             CIGNA Corporation, and
                                        Philadelphia, PA 19192           President - Domestic
                                                                         Property and Casualty
                                                                         Division, CIGNA
                                                                         Companies


 DONALD M. LEVINSON                     One Liberty Place                Executive Vice President           USA
                                        1650 Market Street               - Human Resources and
                                        Philadelphia, PA 19192           Services Division, CIGNA
                                                                         Corporation


 G. ROBERT O'BRIEN                      900 Cottage Grove Road           Executive Vice President           USA
                                        Bloomfield, CT 06002             CIGNA Corporation, and
                                                                         President, Employee
                                                                         Benefits Division, CIGNA
                                                                         Companies



                                                             Page 17 of 24 pages

                               CIGNA CORPORATION
                                  (CONTINUED)


                                            Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 JAMES G. STEWART                       One Liberty Place                Executive Vice President           USA
                                        1650 Market Street               and Chief Financial
                                        Philadelphia, PA 19192           Officer, CIGNA
                                                                         Corporation

 WILSON H. TAYLOR                       One Liberty Place                Chairman of the Board              USA
                                        1650 Market Street               and Chief Executive
                                        Philadelphia, PA 19192           Officer, CIGNA
                                                                         Corporation

 GEORGE R. TRUMBULL                     900 Cottage Grove Road           Executive Vice                     USA
                                        Bloomfield, CT 06002             President, CIGNA Corporation,
                                                                         and President - Individual
                                                                         Financial Services
                                                                         Division, CIGNA
                                                                         Companies

 THOMAS J. WAGNER                       One Liberty Place                Executive Vice                     USA
                                        1650 Market Street               President, General Counsel
                                        Philadelphia, PA 19192           and Corporate Secretary,
                                                                         CIGNA Corporation

 LAWRENCE P. ENGLISH                    900 Cottage Grove Road           President-Designate,               USA
                                        Bloomfield, CT 06002             Employee Benefits
                                                                         Division, CIGNA
                                                                         Companies

 H. EDWARD HANWAY                       CIGNA Worldwide                  President, CIGNA                   USA
                                        1880 John F. Kennedy             Worldwide Division,
                                        Boulevard                        CIGNA Companies
                                        Philadelphia, PA 19103

 GORDON L. MURPHY                       Two Liberty Place                President, Special                 USA
                                        1601 Chestnut Street             Benefits Division, CIGNA
                                        Philadelphia, PA 19192           Companies

 ARTHUR C. REEDS, III                   900 Cottage Grove Road           President - CIGNA                  USA
                                        Bloomfield, CT 06002             Investment Division,
                                                                         CIGNA Companies





                                                             Page 18 of 24 pages

                       INSURANCE COMPANY OF NORTH AMERICA


 DIRECTORS
 ---------
                                            Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 A. NORD BJORKE                         Two Liberty Place                President, Insurance               USA
                                        1601 Chestnut Street             Company of North
                                        Philadelphia, PA 19192           America, and Senior Vice
                                                                         President, CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 THOMAS P. COBB                         Two Liberty Place                Senior Vice President,             USA
                                        1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 WARREN E. COUPLAND                     Two Liberty Place                Senior Vice President,             USA
                                        1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 HOWARD V. DEMPSTER                     Two Liberty Place                Senior Vice President and          USA
                                        1601 Chestnut Street             Chief Financial Officer,
                                        Philadelphia, PA 19192           Insurance Company of
                                                                         North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies


 JAMES D. ENGEL                         Two Liberty Place                Senior Vice President,             USA
                                        1601 Chestnut Street             Claims Management
                                        Philadelphia, PA 19192           Division, Insurance
                                                                         Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 CALEB L. FOWLER                        Two Liberty Place                Executive Vice                     USA
                                        1601 Chestnut Street             President, CIGNA Corporation,
                                        Philadelphia, PA 19192           and President - Domestic
                                                                         Property and Casualty
                                                                         Division, CIGNA
                                                                         Companies





                                                             Page 19 of 24 pages

                       INSURANCE COMPANY OF NORTH AMERICA
                                  (CONTINUED)


                                           Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 RICHARD J. HOAG                        Two Liberty Place                Senior Vice President,             USA
                                        1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and
                                                                         CIGNA Domestic Property
                                                                         and Casualty Division,
                                                                         CIGNA Companies

 DENNIS P. KANE                         1185 Avenue of the               Senior Vice President,             USA
                                        Americas                         CIGNA Special Risk
                                        New York, NY 10036               Department, Insurance
                                                                         Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 JOHN A. MURPHY, JR.                    Two Liberty Place                Vice President and Chief           USA
                                        1601 Chestnut Street             Counsel, CIGNA Domestic
                                        Philadelphia, PA 19192           Property and Casualty
                                                                         Division, CIGNA
                                                                         Companies

 ARTHUR C. REEDS, III                   900 Cottage Grove Road           President-CIGNA                    USA
                                        Bloomfield, CT 06002             Investment Division,
                                                                         CIGNA Companies

 JAMES G. STEWART                       One Liberty Place                Executive Vice President           USA
                                        1650 Market Street               and Chief Financial
                                        Philadelphia, PA 19192           Officer, CIGNA
                                                                         Corporation

 THOMAS J. WAGNER                       One Liberty Place                Executive Vice                     USA
                                        1650 Market Street               President, General Counsel
                                        Philadelphia, PA 19192           and Corporate Secretary,
                                                                         CIGNA Corporation


 EXECUTIVE OFFICERS
 ------------------

 CALEB L. FOWLER                        Two Liberty Place                Executive Vice                     USA
 CHAIRMAN OF THE BOARD                  1601 Chestnut Street             President, CIGNA Corporation,
                                        Philadelphia, PA 19192           and President - Domestic
                                                                         Property and Casualty
                                                                         Division, CIGNA
                                                                         Companies




                                                             Page 20 of 24 pages

                       INSURANCE COMPANY OF NORTH AMERICA
                                  (CONTINUED)


                                           Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 A. NORD BJORKE                         Two Liberty Place                President, Insurance               USA
 PRESIDENT                              1601 Chestnut Street             Company of North
                                        Philadelphia, PA 19192           America, and Senior Vice
                                                                         President, CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 THOMAS P. COBB                         Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 WARREN E. COUPLAND                     Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 HOWARD V. DEMPSTER                     Two Liberty Place                Senior Vice President              USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             and Chief Financial
                                        Philadelphia, PA 19192           Officer, Insurance
                                                                         Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 JAMES D. ENGEL                         Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Claims Management
                                        Philadelphia, PA 19192           Division, Insurance
                                                                         Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 H. EDWARD HANWAY                       Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and
                                                                         President, CIGNA
                                                                         Worldwide Division,
                                                                         CIGNA Companies


                                                             Page 21 of 24 pages

                       INSURANCE COMPANY OF NORTH AMERICA
                                  (CONTINUED)


                                           Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 RICHARD J. HOAG                        Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 DENNIS P. KANE                         1185 Avenue of the               Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  Americas                         CIGNA Special Risk
                                        New York, NY 10036               Department, Insurance
                                                                         Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 RICHARD A. MORRISEY                    Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 GORDON L. MURPHY                       Two Liberty Place                Chairman and President,            USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Life Insurance Company
                                        Philadelphia, PA 19192           of North America, and
                                                                         President, Special
                                                                         Benefits Division, CIGNA
                                                                         Companies

 ROBERT L. ROBINSON                     Two Liberty Place                Senior Vice President              USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             and Chief Counsel, CIGNA
                                        Philadelphia, PA 19192           Corporation

 ERIC O. SCHEFFLER                      Two Liberty Place                Senior Vice President,             USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Insurance Company of
                                        Philadelphia, PA 19192           North America, and CIGNA
                                                                         Systems Division, CIGNA
                                                                         Companies

 NORMAN M. WAYNE                        Two Liberty Place                President, CIGNA                   USA
 SENIOR VICE PRESIDENT                  1601 Chestnut Street             Reinsurance Company, and
                                        Philadelphia, PA 19192           President, CIGNA
                                                                         Property and Casualty
                                                                         Reinsurance Division,
                                                                         CIGNA Companies





                                                             Page 22 of 24 pages

                       INSURANCE COMPANY OF NORTH AMERICA
                                  (CONTINUED)


                                           Present
 Name                                   Business Address                 Principal Occupation               Citizenship
 ----                                   ----------------                 --------------------               -----------
 ROBERT K. GROSS                        Two Liberty Place                Assistant Vice                     USA
 VICE PRESIDENT                         1601 Chestnut Street             President, Treasury
 AND TREASURER                          Philadelphia, PA 19192           Operations, CIGNA
                                                                         Corporation, and Vice
                                                                         President and Treasurer,
                                                                         Insurance Company of
                                                                         North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 HARRY E. HOYT                          Two Liberty Place                Assistant Corporate                USA
 VICE PRESIDENT AND                     1601 Chestnut Street             Secretary and Senior
 CORPORATE SECRETARY                    Philadelphia, PA 19192           Counsel, CIGNA
                                                                         Corporation, and Vice
                                                                         President and Corporate
                                                                         Secretary, CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 ROBERT P. IRVAN                        Two Liberty Place                Vice President and Chief           USA
 VICE PRESIDENT                         1601 Chestnut Street             Actuary, Insurance
 AND ACTUARY                            Philadelphia, PA 19192           Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 JOHN A. MURPHY, JR.                    Two Liberty Place                Vice President and Chief           USA
 VICE PRESIDENT                         1601 Chestnut Street             Counsel, Insurance
 AND CHIEF COUNSEL                      Philadelphia, PA 19192           Company of North
                                                                         America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies

 JAMES A. SEARS                         Two Liberty Place                Vice President and Chief           USA
 VICE PRESIDENT                         1601 Chestnut Street             Accounting Officer,
 AND CONTROLLER                         Philadelphia, PA 19192           Insurance Company of
                                                                         North America, and CIGNA
                                                                         Domestic Property and
                                                                         Casualty Division, CIGNA
                                                                         Companies





                                                             Page 23 of 24 pages

                PHILADELPHIA INVESTMENT CORPORATION OF DELAWARE


 DIRECTORS
 ---------
                                           Present
 Name                                   Business Address                 Principal Occupation          Citizenship
 ----                                   ----------------                 --------------------          -----------
 PAUL B. LUKENS                         One Beaver Valley Road           Chairman, CIGNA               USA
                                        Wilmington, DE 19850             Holdings, Inc.

 BARRY A. BEROTH                        900 Cottage Grove Road           Assistant Vice                USA
                                        Bloomfield, CT 06002             President, Financial
                                                                         Division, CIGNA
                                                                         Investment Division


 WILLIAM C. HARTMAN                     One Beaver Valley Road           Assistant Vice                USA
                                        Wilmington, DE 19850             President, Corporate
                                                                         Accounting, CIGNA
                                                                         Holdings, Inc.

 DAVID C. KOPP                          900 Cottage Grove Road           Assistant General             USA
                                        Bloomfield, CT 06002             Counsel, Legal Division,
                                                                         and Assistant Corporate
                                                                         Secretary, CIGNA
                                                                         Corporation

 CAROL J. WARD                          One Liberty Place                Assistant Corporate           USA
                                        1650 Market Street               Secretary, CIGNA
                                        Philadelphia, PA 19192           Corporation


 EXECUTIVE OFFICERS
 ------------------

 WILLIAM C. HARTMAN,                    One Beaver Valley Road           Assistant Vice                USA
 PRESIDENT                              Wilmington, DE 19850             President, Corporate
                                                                         Accounting, CIGNA
                                                                         Holdings, Inc.

 JOHN M. DIIORIO,                       One Beaver Valley Road           Assistant Director,           USA
 VICE PRESIDENT AND                     Wilmington, DE 19850             Corporate Treasury,
 TREASURER                                                               CIGNA Holdings, Inc.

 SAMUEL E. LAROSA,                      One Beaver Valley Road           Assistant Director,           USA
 VICE PRESIDENT AND                     Wilmington, DE 19850             Corporate Accounting,
 CONTROLLER                                                              CIGNA Holdings, Inc.

 GREGORY S. BROWN,                      One Beaver Valley Road           Manager, Corporate            USA
 SECRETARY                              Wilmington, DE 19850             Treasury, CIGNA
                                                                         Holdings, Inc.


                                                             Page 24 of 24 pages